UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-38249
NOTIFICATION OF LATE FILING	CUSIP NUMBER 53839L208

(Check One):☒ Form 10-K ☐ Form 20-F ☐ Form 11-K   ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

LiveXLive Media, Inc.

Full Name of Registrant

Former Name if Applicable

269 South Beverly Drive, Suite #1450

Address of Principal Executive Office (Street and Number)

Beverly Hills, CA 90212

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

LiveXLive Media, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2019 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense. During the fiscal year ended March 31, 2019, the Company became subject to accelerated filer reporting requirements and Section 404(b) of Sarbanes-Oxley Act of 2002 (“SOX”), which require the Company to (i) file the Form 10-K fifteen days earlier versus the Annual Report on Form 10-K for its prior fiscal year ended March 31, 2018, and (ii) furnish an attestation report on its internal control over financial reporting by the Company’s independent registered public accounting firm. The Company did not have a sufficient number of personnel to properly accumulate certain analysis and reconciliations consistently in a timely and accurate manner to execute a timely financial close during this last phase, which has resulted in a delay in filing of the Form 10-K.  The Company does not expect its financial results to be included in the Form 10-K, when filed, to reflect any material changes from those included in the Company’s press release issued on June 13, 2019, which announced the results for the quarter and fiscal year ended March 31, 2019 (the “Press Release”). The Company expects to file the Form 10-K as soon as possible, but no later than July 1, 2019, which is the next business day after the fifteenth calendar day following the prescribed due date of the Form 10-K.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael Zemetra	(310)	601-2500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

LIVEXLIVE MEDIA, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 17, 2019	By:	/s/ Robert S. Ellin
	Name:	Robert S. Ellin
	Title:	Chief Executive Officer and Chairman of the Board of Directors